Exhibit 99.1

AEGON returns to profit in Q3 2009

¡	Net income improved to EUR 145 million

-	Underlying earnings before tax of EUR 351 million, impacted by lower equity markets, de-risking measures and EUR 66 million of exceptional charges

-	Improved fair value items as result of rising financial markets, offset by equity hedging

-	Lower impairments of EUR 285 million: substantially lower impairments on US housing market related assets

-	Cost savings measures target for 2009 of EUR 150 million achieved

¡	Continued profitable sales, evidence of a strong franchise

-	New life sales of EUR 484 million, supported by a 11% increase in US retail sales

-	Net deposits, excluding institutional guaranteed products, of EUR 2 billion due to strong sales of pensions, increased savings deposits and improved persistency

-	VNB of EUR 169 million

¡	Further strengthened capital position

-	EUR 0.9 billion in capital freed up in Q3, including recent capital management transaction of USD 650 million

-	Excess capital of EUR 4.8 billion by end September, including the equity offering of EUR 1 billion

-	Repayment of EUR 1 billion on November 30 by repurchase of 250 million convertible core capital securities

-	Revaluation reserves improved by EUR 3.3 billion, mainly a result of narrowing credit spreads

-	IGDa) solvency ratio increased further to 211%

Statement Alex Wynaendts, CEO

AEGON’s improved capital position, the strength of our franchise and return to profit in the third quarter are evidence that the actions we initiated a year ago were the right ones at the right time. On November 30 we will repay EUR 1 billion to the Dutch government, an important first step toward full repayment of the capital support AEGON received last year. We are pleased that our strong capital position has enabled us to take this step while continuing to maintain a larger capital buffer, a necessary precaution in the current environment. We are also encouraged by the improved sales and net deposits for the quarter and the continued confidence of our customers. Moreover, we have achieved our full-year cost savings target of EUR 150 million and further reduced AEGON’s risk to financial markets. AEGON today is in a strong position and we remain committed to further executing our strategy to position our businesses for long-term growth and profitability.

KEY PERFORMANCE INDICATORS

amounts in EUR millionsb)	Notes	Q3 2009	Q2 2009%		Q3 2008%		Ytd 2009	Ytd 2008%
Underlying earnings before tax	1	351	404	(13)	500	(30)	733	1,754	(58)

Net income	2	145	(161)	N.M.	(329)	N.M.	(189)	100	N.M.

New life sales	3	484	469	3	618	(22)	1,496	2,033	(26)

Gross deposits excluding Institutional Guaranteed Products	4	6,795	5,647	20	5,364	27	18,835	16,401	15

Value of new business (VNB)		169	181	(7)	206	(18)	551	604	(9)

Return on equity	5	8.4%	10.3%	(18)	8.7%	(3)	5.0%	10.9%	(54)

For footnotes see page 27.

Supplements: AEGON’s Q3 2009 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on www.aegon.com

STRATEGIC HIGHLIGHTS AND SHORT-TERM PRIORITIES

AEGON has set out three long-term strategic priorities:

1.	To reallocate capital toward businesses with higher growth and return prospects;

2.	To improve growth and returns from existing businesses;

3.	To manage AEGON as an international company.

AEGON further aims to reduce its earnings sensitivity to financial markets to generate more stable earnings going forward.

Portfolio review

AEGON continues to assess its businesses to ensure they meet requirements in terms of earnings growth, cash flow and return on capital potential. As a result of this portfolio review AEGON is running off its institutional spread-based and auto credit businesses in the US, its group risk business in the UK, and has sold its Taiwanese life insurance operations.

Cost measures

AEGON made further progress in implementing cost saving measures and has achieved its 2009 target of EUR 150 million. Operating expenses for the first nine months of 2009 declined by 5%, excluding the impact of restructuring charges, increased employee benefit plan expenses and currency effects.

Recently, AEGON announced that it will reorganize its Dutch sales organization, which will result in an annual cost savings of EUR 15 million. This reorganization involves compulsory redundancies and will result in a charge of EUR 20 million.

Capital preservation

During Q3 2009, a further EUR 0.9 billion of capital was released from AEGON’s businesses, bringing the total for the first nine months of 2009 to EUR 2.5 billion and EUR 4.2 billion since the initiation of the capital preservation program in June 2008.

Capital & risk management

Excess capital

¡	Excess capital above AA capital adequacy requirements amounted to EUR 4.8 billion, up from EUR 3.5 billion at the end of Q2 2009. In normal circumstances AEGON aims to maintain an excess capital of EUR 1.5 to 2 billion. However, in the current environment AEGON aims to maintain a substantially larger capital buffer.

¡	De-risking and capital efficiency measures totaling EUR 0.9 billion and statutory earnings of EUR 0.4 billion further added to AEGON’s excess capital position, partly offset by rating migration in the United States of EUR 0.2 billion, impairment charges of EUR 0.2 billion and other items. AEGON has included in its Q3 2009 results the recently announced capital management transaction that releases approximately USD 650 million of additional regulatory capital to its US operations.

¡	AEGON successfully completed a EUR 1 billion equity issue on August 13, 2009. The proceeds of which will be used to repay one-third of the EUR 3 billion of core capital the company secured last year through its largest shareholder, Vereniging AEGON and funded by the Dutch State. As announced, AEGON will repay this EUR 1 billion on November 30.

IFRS core capital

¡	At the end of September 2009, core capital, excluding the revaluation reserves, totaled EUR 16.4 billion or 80% of the total capital base, well above AEGON’s self-imposed minimum target of 70%[7,8].

¡	Core capital, including the revaluation reserve, amounted to EUR 14.6 billion, consisting of EUR 11.6 billion in shareholders’ equity and EUR 3 billion in convertible core capital securities.

¡	AEGON’s revaluation reserves improved by a significant amount of EUR 3.3 billion, during Q3 2009 to a negative EUR 1.8 billion at September 30, 2009. Approximately 85% of the improvement of the revaluation reserves is related to the narrowing of credit spreads and approximately 15% is the result of lower risk-free interest rates.

AEGON recently submitted a plan, through the Dutch Ministry of Finance, to the European Commission to demonstrate that its businesses are fundamentally sound and viable. This plan is a requirement for all financial institutions that received state support during the financial crisis. The timing and outcome of this process have not been specified.

Improved risk profile

To reduce AEGON’s sensitivity to financial markets, AEGON has substantially reduced its equity and credit market risk. In addition, AEGON lowered its long-term interest rate risk by selling the Taiwanese life insurance business.

Equity market sensitivity

During Q3 2009, AEGON further reduced exposure to equity markets by hedging 50% of the indirect equity exposure embedded in guarantees within its Dutch business, using futures and limiting future earnings volatility.

Credit market sensitivity

As a result of the decision to reduce sensitivity to financial markets, AEGON is running off its institutional spread-based business, reducing its exposure to credit risk. By the end of 2010, these balances will have decreased by approximately USD 20 billion, freeing up approximately USD 0.8 billion of capital.

In order to fund these outflows, assets from the institutional spread-based business have been transferred internally to other businesses in the United States in exchange for cash. As a result, the institutional spread-based business realizes a negative spread on these assets which negatively impacts underlying earnings. In the first nine months of 2009, AEGON has reduced its institutional spread-based balances by USD 9 billion.

Following the compression of credit spreads, AEGON has decided to reduce its exposure to credit derivatives, further reducing AEGON’s earnings and capital volatility to financial markets.

Manage AEGON as an international company

¡	AEGON’s new global asset management business formally started on October 1, combining its international asset management operations in one international organization.

¡	A European data center was opened in the United Kingdom, bringing together the data centers from the United Kingdom and the Netherlands, saving costs and significantly improving efficiency.

¡	To further improve marketing effectiveness, AEGON Scottish Equitable will be rebranded solely as AEGON. Brand awareness in the United Kingdom has increased strongly since AEGON became the lead partner of British tennis.

¡	Leveraging on expertise in the United States and the United Kingdom, further progress has been made in developing variable annuity products. Product launches are planned in Q4 both in the Netherlands and Japan.

FINANCIAL HIGHLIGHTS

FINANCIAL OVERVIEW

EUR millions	Notes	Q3 2009	Q2 2009%		Q3 2008%		Ytd 2009	Ytd 2008%
Underlying earnings before tax by line of business
Life and protection		280	266	5	286	(2)	785	790	(1)
Individual savings and retirement products		79	62	27	56	41	(172)	287	N.M.
Pensions and asset management		29	83	(65)	79	(63)	154	329	(53)
Institutional products		5	29	(83)	98	(95)	123	305	(60)
Life reinsurance		15	13	15	8	88	5	51	(90)
Distribution		(1)	1	N.M.	3	N.M.	6	20	(70)
General insurance		7	12	(42)	11	(36)	18	48	(63)
Interest charges and other		(69)	(72)	4	(40)	(73)	(204)	(95)	(115)
Share in net results of associates		6	10	(40)	(1)	N.M.	18	19	(5)

Underlying earnings before tax		351	404	(13)	500	(30)	733	1,754	(58)

Over/(under) performance of fair value items		(58)	(31)	(87)	(456)	87	(286)	(849)	66

Operating earnings before tax		293	373	(21)	44	N.M.	447	905	(51)

Operating earnings before tax by line of business
Life and protection		289	270	7	214	35	738	691	7
Individual savings and retirement products		(61)	88	N.M.	(101)	40	(279)	(20)	N.M.
Pensions and asset management		69	35	97	(51)	N.M.	(31)	27	N.M.
Institutional products		37	131	(72)	(38)	N.M.	181	62	192
Life reinsurance		43	61	(30)	(76)	N.M.	163	(42)	N.M.
Distribution		(1)	1	N.M.	3	N.M.	6	20	(70)
General insurance		7	12	(42)	11	(36)	18	48	(63)
Interest charges and other		(96)	(235)	59	83	N.M.	(367)	100	N.M.
Share in net results of associates		6	10	(40)	(1)	N.M.	18	19	(5)

Operating earnings before tax		293	373	(21)	44	N.M.	447	905	(51)

Gains/(losses) on investments		(100)	35	N.M.	25	N.M.	108	(101)	N.M.
Impairment charges		(285)	(393)	27	(407)	30	(1,064)	(537)	(98)
Other income/(charges)		48	(353)	N.M.	(5)	N.M.	(328)	(50)	N.M.

Income before tax		(44)	(338)	87	(343)	87	(837)	217	N.M.
Income tax		189	177	7	14	N.M.	648	(117)	N.M.

Net income		145	(161)	N.M.	(329)	N.M.	(189)	100	N.M.

Net underlying earnings		309	357	(13)	363	(15)	652	1,303	(50)
Net operating earnings		272	331	(18)	38	N.M.	440	692	(36)

Underlying earnings geographically
Americas		289	280	3	388	(26)	501	1,307	(62)
The Netherlands		102	129	(21)	74	38	303	303	—
United Kingdom		(13)	20	N.M.	35	N.M.	14	128	(89)
Other countries		42	47	(11)	42	—	119	110	8
Holding and other		(69)	(72)	4	(39)	(77)	(204)	(94)	(117)

Underlying earnings before tax		351	404	(13)	500	(30)	733	1,754	(58)
Operating earnings geographically
Americas		213	461	(54)	(65)	N.M.	574	580	(1)
The Netherlands		141	76	86	(52)	N.M.	99	(14)	N.M.
United Kingdom		(6)	22	N.M.	35	N.M.	20	128	(84)
Other countries		41	49	(16)	42	(2)	121	110	10
Holding and other		(96)	(235)	59	84	N.M.	(367)	101	N.M.

Operating earnings before tax		293	373	(21)	44	N.M.	447	905	(51)

Commissions and expenses		1,473	1,504	(2)	1,315	12	4,595	4,246	8
of which operating expenses		776	814	(5)	789	(2)	2,432	2,344	4

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

In Q3 2009, underlying earnings before tax amounted to EUR 351 million. Underlying earnings were impacted by de-risking measures implemented to counter the effects of the financial crisis. These measures impacted Q3 earnings by approximately EUR 40 million. Underlying earnings before tax were also impacted by lower equity markets and by several exceptional items (EUR 66 million). Excluding exceptional items, underlying earnings would have been EUR 417 million for the third quarter.

The exceptional items were:

¡	Provisions related to a program to improve the consistency of customer records in the United Kingdom of EUR 43 million;

¡	Accelerated amortization of deferred policy acquisition cost (DPAC) of EUR 23 million in the fixed annuity business, as a result of the internal asset transfers related to the run-off of the institutional spread-based business in the United States.

Underlying earnings before tax in the Americas decreased 30% to USD 403 million compared with Q3 2008, as a result of lower product spreads, reduced fees from lower asset balances, increased employee benefit plan expenses and accelerated DPAC in the fixed annuity business. Product spreads in the Institutional spread-based business have been significantly reduced due to asset transfers to other US businesses in exchange for cash. In Q3 2008, the Americas results included DPAC charges related to variable annuities and unfavorable mortality experience for Life Reinsurance.

In the Netherlands, underlying earnings before tax increased to EUR 102 million, or 38%, compared with Q3 2008, primarily the result of higher investment income in the life and pensions businesses.

In the United Kingdom, underlying earnings before tax decreased compared to Q3 2008 to a loss of GBP 11 million. This was mainly the result of an exceptional charge of GBP 38 million related to a program to improve the consistency of customer records.

Underlying earnings before tax from Other countries totaled EUR 42 million. Excluding the results of AEGON’s Taiwanese Life business, which was sold in Q2 2009, underlying earnings before tax were up 60%. This increase was mainly driven by improved results for CAM Vida, one of AEGON’s Spanish bank partners, and the Life business in Central & Eastern Europe (CEE).

Interest charges and other, included in underlying earnings before tax, represent holding expenses and amounted to a charge of EUR 69 million. The increase compared with Q3 2008 is mainly attributable to higher interest expenses.

Fair value items

In the Americas, fair value items showed an underperformance of USD 97 million (EUR 76 million). The overperformance of fair value assets, total return annuities, credit derivatives and GMWB guarantees, were more than offset by the result of AEGON’s equity hedge program related to its retail variable annuity portfolio in the United States which amounted to a loss of USD 252 million (EUR 184 million). In the Netherlands, fair value items over-performed by EUR 39 million due to the positive impact of movements in the fair value of guarantees and related hedges. Fair value items for the holding consist of three bonds issued by AEGON, which, together with related hedges, are held at fair value through profit or loss. Further narrowing of AEGON’s own credit spread during Q3 2009 resulted in a loss of EUR 27 million.

Results on investments

During Q3 2009, AEGON recorded losses on investments totaling EUR 100 million. Trading gains on the bond portfolios in the Netherlands and the United Kingdom were more than offset by trading losses in the Americas and depreciation of direct residential real estate investments in the Netherlands.

Impairment charges

Net impairment charges decreased significantly compared with Q3 2008 to EUR 285 million. However, net impairments remained higher than AEGON’s average long-term impairment expectations. Impairments on US housing market related assets of EUR 74 million were considerably lower compared with previous quarters. In the United Kingdom impairments increased to EUR 80 million, related to corporate credit investments.

Income tax

The third quarter of 2009 included a tax gain of EUR 154 million related to cross border intercompany reinsurance transactions between Ireland and the United States. These reinsurance transactions are accounted for at fair value in both tax jurisdictions. While losses in the United States were taxed at 35%, gains in Ireland were taxed at 12.5%. The tax gains related to these internal transactions, totaling EUR 399 million in the first nine months of 2009, are a partial reversal of the EUR 490 million of tax charges for the full year 2008.

Net income

Net income increased to EUR 145 million compared to a loss in Q3 2008, primarily the result of improved results of fair value items, lower impairment charges and the reversal of prior year tax charges.

Commissions and expenses

Operating expenses declined 2% in Q3 2009 compared with Q3 2008. Operating expenses for the first nine months of 2009 declined by 5%, excluding the impact of restructuring charges, increased employee benefit plan expenses and currency effects. Total commissions and expenses in the first nine months increased primarily as a result of higher DPAC amortization in the Americas related to lower equity markets in Q1 2009. Consistent with lower sales levels, fewer expenses were deferred and commissions decreased compared to the first three quarters of 2008.

New life sales

Total new life sales were up 3% compared with Q2 2009 to EUR 484 million as a result of higher single premium sales. In the Americas, retail life sales increased by 11% as a result of strong term life sales and higher universal life sales, while in the Netherlands the increase in sales was driven by group pension contracts. In the United Kingdom, sales declined, mainly as a result of the closure of the group risk business. In Central & Eastern Europe (CEE), new life sales increased 21% compared to Q2 2009, while in Spain sales declined during the quarter. In Asia sales were level with Q2 2009.

Deposits

Total gross deposits, excluding institutional guaranteed products, increased to EUR 6.8 billion, or 20% compared with Q2 2009. The increase was the result of strong pension and retail mutual fund deposits in the United States, higher savings deposits in the Netherlands, new asset management contracts in the United Kingdom and higher mutual fund sales in China. As anticipated, gross deposits of fixed annuities were lower as crediting rates have been lowered, while variable annuity deposits declined in both the Americas and the United Kingdom. Net deposits, excluding institutional guaranteed products, increased to EUR 2 billion, mainly due to the large increase in deposits and improved persistency in pensions and asset management.

Value of new business

Value of new business amounted to EUR 169 million in Q3 2009, a decline of 7% compared with Q2 2009. VNB in the Netherlands increased as a result of higher sales volumes and improved margins, and in the Americas, VNB increased slightly in local currency. However, these increases were more than offset by declines in the United Kingdom and Other countries, as well as currency effects.

Revenue-generating investments

Revenue-generating investments increased to EUR 354 billion during Q3 2009, an increase of 4% compared with Q2 2009. This is the result of a further rise in equity markets combined with narrowing credit spreads and slightly lower interest rate levels in addition to net inflows.

SALES

EUR millions	Notes	Q3 2009	Q2 2009%		Q3 2008%		Ytd 2009	Ytd 2008%
New life sales
Life single premiums		1,732	1,504	15	2,568	(33)	5,261	8,205	(36)
Life recurring premiums annualized		311	318	(2)	361	(14)	970	1,212	(20)

Total recurring plus 1/10 single		484	469	3	618	(22)	1,496	2,033	(26)

New premium production accident and health insurance		125	146	(14)	146	(14)	435	453	(4)
New premium production general insurance		12	11	9	19	(37)	35	51	(31)

Gross deposits (on and off balance) by line of business
Fixed annuities		434	928	(53)	1,200	(64)	2,990	2,381	26
Variable annuities		693	949	(27)	644	8	2,356	2,046	15
Saving deposits		1,795	779	130	547	N.M.	3,154	1,883	67
Retail mutual funds		949	671	41	725	31	2,262	2,197	3
Pensions and asset management		2,924	2,319	26	2,248	30	8,072	7,892	2
Institutional guaranteed products		764	1,115	(31)	5,687	(87)	3,727	12,417	(70)
Life reinsurance		—	1	N.M.	—	N.M.	1	2	(50)

Total gross deposits		7,559	6,762	12	11,051	(32)	22,562	28,818	(22)
Total gross deposits excl. institutional guaranteed products		6,795	5,647	20	5,364	27	18,835	16,401	15

Net deposits (on and off balance) by line of business
Fixed annuities		(225)	145	N.M.	297	N.M.	608	(522)	N.M.
Variable annuities		149	412	(64)	(73)	N.M.	639	(327)	N.M.
Saving deposits		440	43	N.M.	(206)	N.M.	416	(164)	N.M.
Retail mutual funds		255	23	N.M.	185	38	180	772	(77)
Pensions and asset management		1,373	246	N.M.	162	N.M.	2,125	1,512	41
Institutional guaranteed products		(3,473)	(1,432)	(143)	1,300	N.M.	(7,259)	506	N.M.
Life reinsurance		(12)	(12)	—	(13)	8	(40)	(42)	5

Total net deposits		(1,493)	(575)	(160)	1,652	N.M.	(3,331)	1,735	N.M.
Total net deposits excl. institutional guaranteed products		1,980	857	131	352	N.M.	3,928	1,229	N.M.

REVENUE GENERATING INVESTMENTS

		Sept. 30, 2009	June 30, 2009%
Revenue generating investments (total)		354,033	341,815	4
Investments general account		132,617	131,533	1
Investments for account of policyholders		119,647	112,107	7
Off balance sheet investments third parties		101,769	98,175	4

APPENDIX I • Americas • The Netherlands • United Kingdom • Other countries

FINANCIAL OVERVIEW, Q3 2009 GEOGRAPHICALLY

					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Holding, other activities & eliminations	Total EUR
		Underlying earnings before tax by line of business
260	10	Life and protection	181	70	10	19	—	280
104	—	Individual savings and retirement products	83	(8)	—	4	—	79
10	(18)	Pensions and asset management	6	38	(19)	4	—	29
10	—	Institutional products	5	—	—	—	—	5
20	—	Life reinsurance	15	—	—	—	—	15
—	(3)	Distribution	—	3	(4)	—	—	(1)
—	—	General insurance	—	(2)	—	9	—	7
—	—	Interest charges and other	—	—	—	—	(69)	(69)
(1)	—	Share in net results of associates	(1)	1	—	6	—	6

403	(11)	Underlying earnings before tax	289	102	(13)	42	(69)	351
(97)	6	Over/(under) performance of fair value items	(76)	39	7	(1)	(27)	(58)

306	(5)	Operating earnings before tax	213	141	(6)	41	(96)	293

		Operating earnings before tax by line of business
263	10	Life and protection	184	76	10	19	—	289
(85)	—	Individual savings and retirement products	(56)	(8)	—	3	—	(61)
10	(12)	Pensions and asset management	6	71	(12)	4	—	69
56	—	Institutional products	37	—	—	—	—	37
63	—	Life reinsurance	43	—	—	—	—	43
—	(3)	Distribution	—	3	(4)	—	—	(1)
—	—	General insurance	—	(2)	—	9	—	7
—	—	Interest charges and other	—	—	—	—	(96)	(96)
(1)	—	Share in net results of associates	(1)	1	—	6	—	6

306	(5)	Operating earnings before tax	213	141	(6)	41	(96)	293

(98)	26	Gains/(losses) on investments	(73)	(34)	30	2	(25)	(100)
(287)	(70)	Impairment charges	(192)	(12)	(80)	(1)	—	(285)
(5)	43	Other income/(charges)	(3)	—	49	2	—	48

(84)	(6)	Income before tax	(55)	95	(7)	44	(121)	(44)
316	(27)	Income tax	221	(21)	(30)	(13)	32	189

232	(33)	Net income	166	74	(37)	31	(89)	145

359	(5)	Net underlying earnings	255	78	(6)	32	(50)	309
295	(1)	Net operating earnings	207	106	(1)	31	(71)	272

AMERICAS

¡	Net income of USD 232 million

¡	Underlying earnings before tax of USD 403 million, a further improvement over recent quarters

¡	Retail new life sales increased 11% sequentially

¡	Net deposits* of USD 933 million, evidence of strong franchise

Underlying earnings before tax

Underlying earnings before tax decreased to USD 403 million compared to Q3 2008 and include lower institutional products spreads, increased employee benefit plan expenses of USD 63 million and lower fee based revenues.

¡	Underlying earnings before tax from Life & Protection declined to USD 260 million. The positive mortality experience was more than offset by lower persistency and increased employee benefit plan expenses (USD 33 million);

¡	Individual Savings & Retirement underlying earnings before tax increased to USD 104 million, primarily due to extraordinary 2008 reserve strengthening and accelerated DPAC amortization in the variable annuity business. The increased equity markets in Q3 2009 did not lead to a reserve release on the variable annuity book, but resulted in lowering AEGON’s medium-term equity market return assumptions to 8%, below the long-term assumption of 9%. Fixed annuity underlying earnings before tax were impacted by lower yields from higher than average cash balances and an exceptional DPAC charge of USD 31 million, related to the internal transfer of assets. Underlying earnings before tax in Q3 2009 were also impacted by USD 11 million from increased employee benefit plan expenses;

¡	Pensions & Asset Management underlying earnings before tax decreased to USD 10 million, due mainly to reduced fees as a result of lower equity markets and higher cash balances. Underlying earnings before tax also included USD 11 million from increased employee benefit plan expenses;

¡	Institutional products spreads have declined significantly due to the build up of cash required to run-off the business as well as the amortization of unrealized losses on assets transferred to other portfolios in exchange for cash. The amortization consolidates to zero in aggregate, however, it was established to mirror a non-distressed market value transfer of the assets between portfolios.

¡	Underlying earnings before tax from Life Reinsurance increased to USD 20 million primarily due to favorable mortality relative to Q3 2008.

Net income

Net income improved to USD 232 million for Q3 2009 compared to a net loss of USD 578 million for the comparable period last year.

The underperformance of fair value items of USD 97 million is primarily the result of the negative impact of USD 252 million related to a macro hedge. This hedge was implemented during Q2 2009 to reduce the sensitivity of AEGON’s capital position to equity market movements within AEGON’s retail variable annuity portfolio. These hedge instruments are carried at fair value through profit or loss. Most other fair value items overperformed their expected returns.

Realized losses on investments amounted to USD 98 million, resulting primarily from trading in the bond portfolio.

Although net impairments were at their lowest level in five quarters, they continue to be above AEGON’s average long-term impairment expectations and totaled USD 287 million, of which USD 117 million was related to structured assets.

Net income also included a tax gain of USD 211 million related to cross border intercompany reinsurance treaties. This gain is a partial reversal of previous tax charges of USD 718 million on these internal transactions in 2008.

Commissions and expenses

Total commissions and expenses increased by 28% compared with Q3 2008 as a result of higher DAC amortization charges. Operating expenses were level with the third quarter last year. However, operating expenses for the first nine months of 2009, excluding employee benefit plan costs and restructuring charges, decreased by 9%.

Sales and deposits

Total new life sales increased 10% to USD 202 million compared with Q2 2009. Retail new life sales increased 11%, primarily as a result of strong term life sales. This is the second quarter of growth after five consecutive quarters of declining retail life sales. Life reinsurance sales increased 4%, while activity in the BOLI/COLI market remained limited in the current economic environment.

Sales of accident and health products declined by 8% compared with Q2 2009, due to the run-off of the auto credit business.

In line with management expectations, fixed annuity deposits declined to USD 691 million as a result of lower crediting rates offered to customers. Variable annuity deposits declined to USD 912 million, a strong result considering recent product repricing. Mutual fund sales increased substantially, mainly as a result of improved equity markets.

Pension deposits of USD 2.7 billion continue to be strong taking into account lower takeover balances due to lower equity markets compared to last year. As a result of the decision to run-off the institutional spread-based balances, no new spread-based business is being sold.

Value of new business

Value of new business increased 2% over Q2 2009 to USD 92 million as higher VNB from life, pensions and variable annuities more than offset the decline in VNB from lower fixed annuity production. The internal rate of return improved over Q2 2009 to 12.1%.

Revenue-generating investments

Revenue-generating investments for the Americas increased 5% during Q3 2009 to USD 310 billion, as a decline in spread-based institutional balances was more than compensated by improvements of financial markets and continued net inflows.

AMERICAS - EARNINGS

USD millions	Notes	Q3 2009	Q2 2009%		Q3 2008%		Ytd 2009	Ytd 2008%
Underlying earnings before tax by line of business
Life		193	118	64	237	(19)	464	610	(24)
Accident and health		67	99	(32)	86	(22)	234	295	(21)

Life and protection		260	217	20	323	(20)	698	905	(23)
Fixed annuities		62	60	3	82	(24)	208	282	(26)
Variable annuities		50	29	72	(16)	N.M.	(401)	122	N.M.
Retail mutual funds		(8)	(10)	20	1	N.M.	(27)	8	N.M.

Individual savings and retirement products		104	79	32	67	55	(220)	412	N.M.
Pensions and asset management		10	17	(41)	32	(69)	37	127	(71)
Institutional guaranteed products		1	30	(97)	135	(99)	136	417	(67)
BOLI/COLI		9	11	(18)	11	(18)	32	46	(30)

Institutional products		10	41	(76)	146	(93)	168	463	(64)
Life reinsurance		20	17	18	11	82	7	77	(91)
Share in net results of associates		(1)	—	N.M.	(1)	—	(4)	1	N.M.

Underlying earnings before tax		403	371	9	578	(30)	686	1,985	(65)

Over/(under) performance of fair value items		(97)	240	N.M.	(685)	86	101	(1,104)	N.M.

Operating earnings before tax		306	611	(50)	(107)	N.M.	787	881	(11)

Operating earnings before tax by line of business
Life		197	132	49	156	26	449	523	(14)
Accident and health		66	96	(31)	71	(7)	218	278	(22)

Life and protection		263	228	15	227	16	667	801	(17)
Fixed annuities		87	81	7	(99)	N.M.	209	42	N.M.
Variable annuities		(164)	39	N.M.	(70)	(134)	(551)	(104)	N.M.
Retail mutual funds		(8)	(10)	20	1	N.M.	(27)	8	N.M.

Individual savings and retirement products		(85)	110	N.M.	(168)	49	(369)	(54)	N.M.
Pensions and asset management		10	15	(33)	10	—	22	102	(78)
Institutional guaranteed products		47	166	(72)	(58)	N.M.	221	61	N.M.
BOLI/COLI		9	8	13	—	N.M.	27	34	(21)

Institutional products		56	174	(68)	(58)	N.M.	248	95	161
Life reinsurance		63	84	(25)	(117)	N.M.	223	(64)	N.M.
Share in net results of associates		(1)	—	N.M.	(1)	—	(4)	1	N.M.

Operating earnings before tax		306	611	(50)	(107)	N.M.	787	881	(11)

Gains/(losses) on investments		(98)	(4)	N.M.	51	N.M.	(66)	(93)	29
Impairment charges		(287)	(449)	36	(492)	42	(1,106)	(639)	(73)
Other income/(charges)		(5)	—	N.M.	7	N.M.	(4)	7	N.M.

Income before tax		(84)	158	N.M.	(541)	84	(389)	156	N.M.
Income tax		316	214	48	(37)	N.M.	820	(319)	N.M.

Net income		232	372	(38)	(578)	N.M.	431	(163)	N.M.

Net underlying earnings		359	343	5	398	(10)	645	1,422	(55)
Net operating earnings		295	505	(42)	(82)	N.M.	710	645	10

Commissions and expenses of which operating expenses		1,295	1,262	3	1,013	28	3,868	3,510	10
		539	577	(7)	538	—	1,678	1,640	2

For the amounts in euro see the Financial Supplement.

AMERICAS - SALES

USD millions	Notes	Q3 2009	Q2 2009%		Q3 2008%		Ytd 2009	Ytd 2008%
New life sales
Life single premiums		193	138	40	210	(8)	422	669	(37)
Life recurring premiums annualized		183	170	8	195	(6)	526	673	(22)

Total recurring plus 1/10 single		202	184	10	216	(6)	568	740	(23)

Life		152	137	11	160	(5)	417	531	(21)
BOLI/COLI		1	—	N.M.	1	—	3	21	(86)
Life reinsurance		49	47	4	55	(11)	148	188	(21)

Total recurring plus 1/10 single		202	184	10	216	(6)	568	740	(23)

New premium production accident and health insurance		178	193	(8)	213	(16)	574	665	(14)

Gross deposits (on and off balance) by line of business
Fixed annuities		691	1,292	(47)	1,811	(62)	4,103	3,619	13
Variable annuities		912	1,071	(15)	912	—	2,763	2,933	(6)
Retail mutual funds		732	513	43	758	(3)	1,552	2,417	(36)
Pensions and asset management		2,841	2,623	8	2,834	—	8,633	10,216	(15)
Institutional guaranteed products		1,158	1,548	(25)	8,567	(86)	5,113	18,870	(73)
Life reinsurance		1	1	—	—	N.M.	2	3	(33)

Total gross deposits		6,335	7,048	(10)	14,882	(57)	22,166	38,058	(42)
Total gross deposits excl. institutional guaranteed products		5,177	5,500	(6)	6,315	(18)	17,053	19,188	(11)

Net deposits (on and off balance) by line of business
Fixed annuities		(278)	216	N.M.	461	N.M.	834	(793)	N.M.
Variable annuities		153	353	(57)	(154)	N.M.	466	(661)	N.M.
Retail mutual funds		236	104	127	276	(14)	84	997	(92)
Pensions and asset management		839	331	153	503	67	2,223	2,636	(16)
Institutional guaranteed products		(4,906)	(1,989)	(147)	1,986	N.M.	(9,960)	770	N.M.
Life reinsurance		(17)	(18)	6	(20)	15	(55)	(64)	14

Total net deposits		(3,973)	(1,003)	N.M.	3,052	N.M.	(6,408)	2,885	N.M.
Total net deposits excl. institutional guaranteed products		933	986	(5)	1,066	(12)	3,552	2,115	68

REVENUE GENERATING INVESTMENTS

		Sept. 30, 2009	June 30, 2009%
Revenue generating investments (total)		310,483	295,325	5
Investments general account		125,712	123,131	2
Investments for account of policyholders		68,927	62,000	11
Off balance sheet investments third parties		115,844	110,194	5

For the amounts in euro see the Financial Supplement.

THE NETHERLANDS

¡	Net income improved to EUR 74 million as fair value items turn positive

¡	Underlying earnings before tax increased to EUR 102 million due to higher life and pensions profits

¡	New life sales increased 63% sequentially, driven by higher group pensions sales

¡	Value of new business increased to EUR 51 million, the result of higher margins and volumes

Underlying earnings before tax

Underlying earnings before tax increased 38% to EUR 102 million compared with Q3 2008.

¡	Underlying earnings before tax from Life & Protection increased to EUR 70 million as higher investment income in the Life business more than compensated for lower underwriting results in Accident & Health. Q3 2008 included costs for modifying unit-linked insurance products of EUR 28 million;

¡	Continued fierce competition in the savings market and low short-term interest rates led the Savings business to report an underlying loss before tax of EUR 8 million;

¡	Pensions & Asset Management underlying earnings before tax increased to EUR 38 million. Higher investment income was partly offset by lower technical results;

¡	Underlying earnings before tax from Distribution decreased to EUR 3 million due to a slowdown in the real estate and mortgage market;

¡	Adverse claims experience in Fire and pressure on premiums in Motor resulted in an underlying loss before tax of EUR 2 million for General Insurance.

Net income

Net income improved to EUR 74 million. Fair value items in Q3 2009 included a net benefit of EUR 41 million, due to the positive impact of movements in the fair value of guarantees and related hedges. Losses on investments amounted to EUR 34 million as depreciation of AEGON’s direct real estate portfolio was only partly offset by gains on bonds. Impairment charges have improved considerably over recent quarters. Impairments during the quarter were mainly related to private equity investments.

Commissions and expenses

Commissions and expenses decreased slightly compared with Q3 2008. Cost savings measures are being implemented and are on track to reach the 2009 target. Operating expenses for the first nine months of 2009 decreased by 3% compared with last year.

Sales and deposits

Pension sales totaling EUR 33 million were strong, mainly as a result of several new contracts. The group pension market in the Netherlands, however, proves to be volatile. Life sales were EUR 19 million, level with Q2 2009. Of the new mortgage production, 70% was sold with a national mortgage guarantee (NHG). Gross deposits were up strongly compared with Q2 2009. Net deposits turned positive as a result of the increased savings deposits.

Value of new business

Higher sales volumes and margins in life, mortgages and pensions led to an increased value of new business of EUR 51 million. The improvement of the internal rate of return was mainly driven by a shift in business mix.

Revenue-generating investments

Compared to the end of Q2 2009, revenue-generating investments increased 6% to EUR 69.7 billion as a result of lower interest rates, improved credit spreads and net inflows.

THE NETHERLANDS - EARNINGS

EUR millions	Notes	Q3 2009	Q2 2009%		Q3 2008%		Ytd 2009	Ytd 2008%
Underlying earnings before tax by line of business
Life		61	68	(10)	16	N.M.	173	77	125
Accident and health		9	7	29	14	(36)	27	26	4

Life and protection		70	75	(7)	30	133	200	103	94
Saving products		(8)	(10)	20	5	N.M.	(27)	6	N.M.

Individual savings and retirement products		(8)	(10)	20	5	N.M.	(27)	6	N.M.
Pensions and asset management		38	57	(33)	28	36	121	139	(13)
Distribution		3	3	—	6	(50)	15	25	(40)
General insurance		(2)	4	N.M.	4	N.M.	(7)	23	N.M.
Share in net results of associates		1	—	N.M.	1	—	1	7	(86)

Underlying earnings before tax		102	129	(21)	74	38	303	303	—

Over/(under) performance of fair value items		39	(53)	N.M.	(126)	N.M.	(204)	(317)	36

Operating earnings before tax		141	76	86	(52)	N.M.	99	(14)	N.M.

Operating earnings before tax by line of business
Life		67	64	5	6	N.M.	149	46	N.M.
Accident and health		9	7	29	14	(36)	27	26	4

Life and protection		76	71	7	20	N.M.	176	72	144
Saving products		(8)	(10)	20	5	N.M.	(27)	6	N.M.

Individual savings and retirement products		(8)	(10)	20	5	N.M.	(27)	6	N.M.
Pensions and asset management		71	8	N.M.	(88)	N.M.	(59)	(147)	60
Distribution		3	3	—	6	(50)	15	25	(40)
General insurance		(2)	4	N.M.	4	N.M.	(7)	23	N.M.
Share in net results of associates		1	—	N.M.	1	—	1	7	(86)

Operating earnings before tax		141	76	86	(52)	N.M.	99	(14)	N.M.
Gains/(losses) on investments		(34)	(42)	19	(25)	(36)	34	(64)	N.M.
Impairment charges		(12)	(28)	57	(49)	76	(118)	(70)	(69)

Income before tax		95	6	N.M.	(126)	N.M.	15	(148)	N.M.
Income tax		(21)	(2)	N.M.	72	N.M.	22	118	(81)

Net income		74	4	N.M.	(54)	N.M.	37	(30)	N.M.

Net underlying earnings		78	93	(16)	62	26	226	246	(8)
Net operating earnings		106	54	96	(32)	N.M.	73	10	N.M.

Commissions and expenses		279	274	2	284	(2)	860	893	(4)
of which operating expenses		206	192	7	211	(2)	615	637	(3)

THE NETHERLANDS - SALES

EUR millions	Notes	Q3 2009	Q2 2009%		Q3 2008%		Ytd 2009	Ytd 2008%
New life sales
Life single premiums		329	145	127	211	56	865	1,099	(21)
Life recurring premiums annualized		20	17	18	18	11	60	68	(12)

Total recurring plus 1/10 single		52	32	63	39	33	146	178	(18)

Life		19	19	—	23	(17)	61	77	(21)
Pensions		33	13	154	16	106	85	101	(16)

Total recurring plus 1/10 single		52	32	63	39	33	146	178	(18)

New premium production accident and health insurance		3	3	—	2	50	13	11	18
New premium production general insurance		6	6	—	6	—	19	21	(10)

Gross deposits (on and off balance) by line of business
Saving deposits		1,795	779	130	547	N.M.	3,154	1,883	67
Pensions and asset management		173	62	179	18	N.M.	246	145	70

Total gross deposits		1,968	841	134	565	N.M.	3,400	2,028	68

Net deposits (on and off balance) by line of business
Saving deposits		440	43	N.M.	(206)	N.M.	416	(164)	N.M.
Pensions and asset management		210	(73)	N.M.	(156)	N.M.	24	(52)	N.M.

Total net deposits		650	(30)	N.M.	(362)	N.M.	440	(216)	N.M.

REVENUE GENERATING INVESTMENTS

		Sept. 30, 2009	June 30, 2009%
Revenue generating investments (total)		69,656	65,772	6
Investments general account		35,496	33,907	5
Investments for account of policyholders		21,044	20,065	5
Off balance sheet investments third parties		13,116	11,800	11

UNITED KINGDOM

¡	Net loss of GBP 33 million, mainly driven by impairment charges

¡	Underlying loss before tax of GPB 11 million, mainly as a result of exceptional charges

¡	Net deposits substantially increased as a result of several new asset management mandates

¡	Value of new business decreased to GBP 29 million, mainly due to lower annuity margins

Underlying earnings before tax

Underlying earnings before tax decreased compared with Q3 2008 to an underlying loss before tax of GBP 11 million, mainly as a result of an exceptional charge of GBP 38 million related to a program to improve consistency of customer records.

¡	Underlying earnings before tax from Life & Protection amounted to GBP 10 million, in-line with the comparable period last year;

¡	Pensions & Asset Management recorded an underlying loss before tax of GBP 18 million as growth of the business was more than offset by the exceptional charge of GBP 38 million related to a program to improve consistency of customer records;

¡	Distribution experienced lower income due to difficult market conditions for mortgage and investment products, which resulted in an underlying loss before tax for the quarter of GBP 3 million.

Regarding the program to improve the quality and consistency of customer records and operational effectiveness, an analysis of customer records is being conducted. This analysis is expected to be completed by the end of 2009. Two examples of issues identified which will be addressed during this program are: improving the quality of records to enable AEGON to return money to former customers who have unclaimed assets, and rebating fund charges to customers who have overpaid. AEGON is determined to resolve these issues during this program.

Net income

AEGON reported a loss of GBP 33 million in the United Kingdom in Q3 2009, primarily due to an underlying loss and higher impairment charges. Gains on investments totaled GBP 26 million, including a GBP 14 million gain on a derivative instrument for which hedge accounting could no longer be applied. Impairments increased to GBP 70 million, related to corporate credit investments.

Commissions and expenses

Total commissions and expenses increased 4% compared with Q3 2008, while operating expenses increased 9% as a result of higher restructuring costs and a rise in risk and regulatory costs.

Sales and deposits

New life sales decreased by 2% to GBP 218 million compared to Q2 2009 as increases in annuity and personal pensions sales were offset by lower group pensions and employee benefit production. The latter is a result of the decision to close the group risk business. Gross deposits substantially increased over Q2 2009 to GBP 491 million as a result of several new asset management mandates.

Value of new business

Value of new business in Q3 2009 declined to GBP 29 million, primarily a result of lower margins on annuity products. The internal rate of return in the United Kingdom remained stable compared to Q2 2009 at 13.4%.

Revenue-generating investments

Revenue-generating investments increased 15% to GBP 54.2 billion, primarily as a result of a strong recovery in financial markets.

UNITED KINGDOM - EARNINGS

GBP millions	Notes	Q3 2009	Q2 2009%		Q3 2008%		Ytd 2009	Ytd 2008%
Underlying earnings before tax by line of business
Life		10	11	(9)	9	11	28	28	—

Life and protection		10	11	(9)	9	11	28	28	—
Pensions and asset management		(18)	8	N.M.	21	N.M.	(7)	76	N.M.
Distribution		(3)	(2)	(50)	(2)	(50)	(8)	(4)	(100)

Underlying earnings before tax		(11)	17	N.M.	28	N.M.	13	100	(87)
Over/(under) performance of fair value items		6	2	200	—	N.M.	5	—	N.M.

Operating earnings before tax		(5)	19	N.M.	28	N.M.	18	100	(82)

Operating earnings before tax by line of business
Life		10	11	(9)	9	11	28	28	—

Life and protection		10	11	(9)	9	11	28	28	—
Pensions and asset management		(12)	10	N.M.	21	N.M.	(2)	76	N.M.
Distribution		(3)	(2)	(50)	(2)	(50)	(8)	(4)	(100)

Operating earnings before tax		(5)	19	N.M.	28	N.M.	18	100	(82)

Gains/(losses) on investments		26	25	4	(3)	N.M.	60	(1)	N.M.
Impairment charges		(70)	(31)	(126)	(11)	N.M.	(114)	(20)	N.M.
Other income/(charges)	9	43	30	43	(7)	N.M.	51	(42)	N.M.

Income before tax		(6)	43	N.M.	7	N.M.	15	37	(59)
Income tax attributable to policyholder return		(43)	(30)	(43)	7	N.M.	(51)	42	N.M.

Income before income tax on shareholders return		(49)	13	N.M.	14	N.M.	(36)	79	N.M.
Income tax on shareholders return		16	5	N.M.	1	N.M.	26	(7)	N.M.

Net income		(33)	18	N.M.	15	N.M.	(10)	72	N.M.

Net underlying earnings		(5)	21	N.M.	26	N.M.	26	87	(70)
Net operating earnings		(1)	22	N.M.	26	N.M.	29	87	(67)

Commissions and expenses		167	175	(5)	160	4	501	489	2
of which operating expenses		109	106	3	100	9	315	300	5

For the amounts in euro see the Financial Supplement.

UNITED KINGDOM - SALES

GBP millions	Notes	Q3 2009	Q2 2009%		Q3 2008%		Ytd 2009	Ytd 2008%
New life sales	10
Life single premiums		1,066	1,017	5	1,696	(37)	3,400	4,922	(31)
Life recurring premiums annualized		111	122	(9)	134	(17)	366	441	(17)

Total recurring plus 1/10 single		218	223	(2)	303	(28)	706	933	(24)

Life		40	41	(2)	71	(44)	152	185	(18)
Pensions		178	182	(2)	232	(23)	554	748	(26)

Total recurring plus 1/10 single		218	223	(2)	303	(28)	706	933	(24)

Gross deposits (on and off balance) by line of business
Pensions and asset management		491	134	N.M.	86	N.M.	806	390	107

Total gross deposits		491	134	N.M.	86	N.M.	806	390	107

Net deposits (on and off balance) by line of business
Pensions and asset management		402	26	N.M.	(85)	N.M.	171	(333)	N.M.

Total net deposits		402	26	N.M.	(85)	N.M.	171	(333)	N.M.

REVENUE GENERATING INVESTMENTS

		Sept. 30, 2009	June 30, 2009%
Revenue generating investments (total)		54,224	47,136	15
Investments general account		6,779	5,858	16
Investments for account of policyholders		44,795	39,313	14
Off balance sheet investments third parties		2,650	1,965	35

For the amounts in euro see the Financial Supplement.

OTHER COUNTRIES

¡	Net income increased to EUR 31 million

¡	Increase of net deposits to EUR 251 million, driven mainly by retail mutual fund sales

¡	Value of new business decreased to EUR 21 million, mainly due to lower sales in Spain

Underlying earnings before tax

Underlying earnings before tax from Other countries remained level compared with the third quarter of last year and totaled EUR 42 million. However, excluding the results of Taiwan, underlying earnings were up 60% mainly driven by improved results in Spain and the CEE.

¡	Underlying earnings before tax from Life & Protection, excluding Taiwan, increased mainly as a result of growth in the Hungarian mortgage business, higher surrender charges and improved results from AEGON’s joint ventures in Spain and China;

¡	Individual Savings & Retirement underlying earnings before tax were level at EUR 4 million compared with Q3 2008;

¡	Underlying earnings before tax from Pensions & Asset Management were level at EUR 4 million compared with Q3 2008. The sizeable increase in the number of pension fund participants to 2.1 million, however, was offset by lower assets under management due to lower market levels;

¡	General Insurance underlying earnings before tax increased to EUR 9 million on the back of better claims experience, while the comparable period last year included reserve strengthening;

¡	The share in net results of associates improved considerably given that last years’ results were impacted by impairment charges at CAM.

Net income

Other countries’ net income increased to EUR 31 million mainly as a result of higher underlying earnings, higher gains on investments and lower impairments.

Commissions and expenses

Commissions and expenses, excluding Taiwan, decreased 5%, as higher commissions and operating expenses were more than offset by an increase in deferred expenses. Operating expenses increased due to continued growth of the business, while commissions also increased as a result of a shift in business mix towards recurring premium business.

Sales and deposits

Total new life sales of EUR 41 million were lower compared with Q2 2009 as the lower production in Spain and China more than offset growth in the CEE.

¡	New life sales in the CEE increased to EUR 21 million as a result of higher recurring premium production compared with Q2 2009.

¡	In Asia, new life sales were level with Q2 2009 and totaled EUR 6 million. Commissions on a certain product were lowered in China, impacting sales in the agency channel.

¡	New life sales in Spain declined substantially from Q2 2009 levels to EUR 14 million. New life sales resulting from AEGON’s bank partnership with CAM, which is not consolidated in AEGON’s accounts, amounted to EUR 9 million.

¡	Sales of general insurance products in Hungary increased to EUR 6 million in what continues to be a competitive market.

Total gross deposits from Other countries increased 13% compared with Q2 2009 to EUR 736 million.

¡	European variable annuity deposits declined to EUR 65 million as a result of the introduction of a new, re-priced product in the United Kingdom;

¡	Retail mutual fund deposits increased to EUR 433 million, mainly as a result of the introduction of new funds and higher equity market levels in China;

¡	Pensions & Asset Management deposits increased to EUR 238 million, primarily as a result of new asset management contracts in China.

Value of new business

Value of new business from Other countries in Q3 2009 totaled EUR 21 million, a 38% decrease compared with Q2 2009.

The higher contribution from Variable Annuities Europe was more than offset by lower VNB from Spain. The contributions of CEE and Asia were level compared to Q2 2009 and in-line with sales. The internal rate of return for Other countries remained at a high level.

Revenue-generating investments

During Q3 2009, revenue-generating investments increased 8% to EUR 11.7 billion compared with Q2 2009 as a result of market appreciation and net inflows.

OTHER COUNTRIES - EARNINGS

EUR millions	Notes	Q3 2009	Q2 2009%		Q3 2008%		Ytd 2009	Ytd 2008%
Underlying earnings before tax by line of business
Life		19	17	12	29	(34)	43	52	(17)
Accident and health		—	1	N.M.	1	N.M.	2	4	(50)

Life and protection		19	18	6	30	(37)	45	56	(20)
Variable annuities		(1)	2	N.M.	—	N.M.	1	(1)	N.M.
Saving products		—	—	N.M.	(1)	N.M.	1	—	N.M.
Retail mutual funds		5	4	25	5	—	13	10	30

Individual savings and retirement products		4	6	(33)	4	—	15	9	67
Pensions and asset management		4	5	(20)	4	—	14	10	40
General insurance		9	8	13	7	29	25	25	—
Share in net results of associates		6	10	(40)	(3)	N.M.	20	10	100

Underlying earnings before tax		42	47	(11)	42	—	119	110	8
Over/(under) performance of fair value items		(1)	2	N.M.	—	N.M.	2	—	N.M.

Operating earnings before tax		41	49	(16)	42	(2)	121	110	10

Operating earnings before tax by line of business
Life		19	17	12	29	(34)	43	52	(17)
Accident and health		—	1	N.M.	1	N.M.	2	4	(50)

Life and protection		19	18	6	30	(37)	45	56	(20)
Variable annuities		(2)	4	N.M.	—	N.M.	3	(1)	N.M.
Saving products		—	—	N.M.	(1)	N.M.	1	—	N.M.
Retail mutual funds		5	4	25	5	—	13	10	30

Individual savings and retirement products		3	8	(63)	4	(25)	17	9	89
Pensions and asset management		4	5	(20)	4	—	14	10	40
General insurance		9	8	13	7	29	25	25	—
Share in net results of associates		6	10	(40)	(3)	N.M.	20	10	100

Operating earnings before tax		41	49	(16)	42	(2)	121	110	10

Gains/(losses) on investments		2	2	—	(5)	N.M.	8	—	N.M.
Impairment charges		(1)	—	N.M.	(18)	94	(6)	(19)	68
Other income/(charges)		2	(385)	N.M.	—	N.M.	(383)	—	N.M.

Income before tax		44	(334)	N.M.	19	132	(260)	91	N.M.
Income tax		(13)	(9)	(44)	(10)	(30)	(43)	(34)	(26)

Net income		31	(343)	N.M.	9	N.M.	(303)	57	N.M.
Net underlying earnings		32	38	(16)	30	7	79	74	7
Net operating earnings		31	40	(23)	30	3	81	74	9

Commissions and expenses		81	73	11	112	(28)	252	319	(21)
of which operating expenses		47	42	12	53	(11)	141	145	(3)

OTHER COUNTRIES - SALES

EUR millions	Notes	Q3 2009	Q2 2009%		Q3 2008%		Ytd 2009	Ytd 2008%
New life sales	10
Life single premiums		44	94	(53)	83	(47)	250	376	(34)
Life recurring premiums annualized		37	37	—	43	(14)	113	137	(18)

Total recurring plus 1/10 single		41	47	(13)	52	(21)	138	175	(21)

Life		41	47	(13)	52	(21)	138	174	(21)
Saving products		—	—	N.M.	—	N.M.	—	1	N.M.

Total recurring plus 1/10 single		41	47	(13)	52	(21)	138	175	(21)

New premium production accident and health insurance		1	1	—	1	—	4	4	—
New premium production general insurance		6	5	20	13	(54)	16	30	(47)

Gross deposits (on and off balance)
Variable annuities		65	162	(60)	34	91	342	116	195
Retail mutual funds		433	292	48	218	99	1,131	606	87
Pensions and asset management		238	199	20	222	7	622	526	18

Total gross deposits		736	653	13	474	55	2,095	1,248	68

Net deposits (on and off balance)
Variable annuities		44	147	(70)	31	42	300	108	178
Retail mutual funds		80	(59)	N.M.	(1)	N.M.	119	115	3
Pensions and asset management		127	67	90	83	53	287	256	12

Total net deposits		251	155	62	113	122	706	479	47

REVENUE GENERATING INVESTMENTS

		Sept. 30, 2009	June 30, 2009%
Revenue generating investments (total)		11,667	10,760	8
Investments general account		2,765	2,608	6
Investments for account of policyholders		2,275	2,046	11
Off balance sheet investments third parties		6,627	6,106	9

APPENDIX II

NET UNDERLYING EARNINGS GEOGRAPHICALLY

EUR millions	Notes	Q3 2009	Q2 2009%		Q3 2008%		Ytd 2009	Ytd 2008%
	1
Americas		255	259	(2)	266	(4)	470	935	(50)
The Netherlands	6	78	93	(16)	62	26	226	246	(8)
United Kingdom		(6)	24	N.M.	33	N.M.	29	112	(74)
Other countries		32	38	(16)	30	7	79	74	7
Holding and other		(50)	(57)	12	(28)	(79)	(152)	(64)	(138)

Net underlying earnings		309	357	(13)	363	(15)	652	1,303	(50)

OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

EUR millions

Operating earnings before tax		293	373	(21)	44	N.M.	447	905	(51)
(Over)/under performance of fair value items - Americas		76	(181)	N.M.	453	(83)	(73)	727	N.M.
(Over)/under performance of fair value items - The Netherlands	6	(39)	53	N.M.	126	N.M.	204	317	(36)
(Over)/under performance of fair value items - United Kingdom		(7)	(2)	N.M.	—	N.M.	(6)	—	N.M.
(Over)/under performance of fair value items - Other countries		1	(2)	N.M.	—	N.M.	(2)	—	N.M.
(Over)/under performance of fair value items - Holding and other		27	163	(83)	(123)	N.M.	163	(195)	N.M.

Underlying earnings before tax		351	404	(13)	500	(30)	733	1,754	(58)
Net underlying earnings		309	357	(13)	363	(15)	652	1,303	(50)

AMERICAS - OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

USD millions

Over/(under) performance of fair value items by line of business
Life and protection		3	11	(73)	(96)	N.M.	(31)	(104)	70
Individual savings and retirement products		(189)	31	N.M.	(235)	20	(149)	(466)	68
Pensions and asset management		—	(2)	N.M.	(22)	N.M.	(15)	(25)	40
Institutional products		46	133	(65)	(204)	N.M.	80	(368)	N.M.
Life reinsurance		43	67	(36)	(128)	N.M.	216	(141)	N.M.

Total over/(under) performance of fair value items		(97)	240	N.M.	(685)	86	101	(1,104)	N.M.
Total over/(under) performance of fair value items in EUR		(76)	181	N.M.	(453)	83	73	(727)	N.M.

THE NETHERLANDS - OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

EUR millions	6

Over/(under) performance of fair value items by line of business
Life and protection		6	(4)	N.M.	(10)	N.M.	(24)	(31)	23
Pensions and asset management		33	(49)	N.M.	(116)	N.M.	(180)	(286)	37

Total over/(under) performance of fair value items		39	(53)	N.M.	(126)	N.M.	(204)	(317)	36

UNITED KINGDOM - OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

GBP millions

Over/(under) performance of fair value items by line of business
Pensions and asset management		6	2	200	—	N.M.	5	—	N.M.

Total over/(under) performance of fair value items		6	2	200	—	N.M.	5	—	N.M.

OTHER COUNTRIES - OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

EUR millions

Over/(under) performance of fair value items by line of business
Variable annuities		(1)	2	N.M.	—	N.M.	2	—	N.M.

Total over/(under) performance of fair value items		(1)	2	N.M.	—	N.M.	2	—	N.M.

SALES

EUR millions	Q3 2009	Q2 2009%		Q3 2008%		Ytd 2009	Ytd 2008%
New life sales	484	469	3	618	(22)	1,496	2,033	(26)
Gross deposits (on and off balance)	7,559	6,762	12	11,051	(32)	22,562	28,818	(22)

New life sales
Life single premiums	1,732	1,504	15	2,568	(33)	5,261	8,205	(36)
Life recurring premiums annualized	311	318	(2)	361	(14)	970	1,212	(20)

Total recurring plus 1/10 single	484	469	3	618	(22)	1,496	2,033	(26)

Life	212	213	—	272	(22)	674	836	(19)
Saving products	—	—	N.M.	—	N.M.	—	1	N.M.
Pensions	238	221	8	308	(23)	712	1,058	(33)
BOLI/COLI	—	1	N.M.	1	N.M.	2	14	(86)
Life reinsurance	34	34	—	37	(8)	108	124	(13)

Total recurring plus 1/10 single	484	469	3	618	(22)	1,496	2,033	(26)

New premium production accident and health insurance	125	146	(14)	146	(14)	435	453	(4)
New premium production general insurance	12	11	9	19	(37)	35	51	(31)

Gross deposits (on and off balance)
Fixed annuities	434	928	(53)	1,200	(64)	2,990	2,381	26
Variable annuities	693	949	(27)	644	8	2,356	2,046	15
Saving products	1,795	779	130	547	N.M.	3,154	1,883	67
Retail mutual funds	949	671	41	725	31	2,262	2,197	3
Pensions and asset management	2,924	2,319	26	2,248	30	8,072	7,892	2
Institutional guaranteed products	764	1,115	(31)	5,687	(87)	3,727	12,417	(70)
Life reinsurance	—	1	N.M.	—	N.M.	1	2	(50)

Total gross deposits	7,559	6,762	12	11,051	(32)	22,562	28,818	(22)
Total gross deposits excl. institutional guaranteed products	6,795	5,647	20	5,364	27	18,835	16,401	15

Net deposits (on and off balance) by line of business
Fixed annuities	(225)	145	N.M.	297	N.M.	608	(522)	N.M.
Variable annuities	149	412	(64)	(73)	N.M.	639	(327)	N.M.
Saving deposits	440	43	N.M.	(206)	N.M.	416	(164)	N.M.
Retail mutual funds	255	23	N.M.	185	38	180	772	(77)
Pensions and asset management	1,373	246	N.M.	162	N.M.	2,125	1,512	41
Institutional guaranteed products	(3,473)	(1,432)	(143)	1,300	N.M.	(7,259)	506	N.M.
Life reinsurance	(12)	(12)	—	(13)	8	(40)	(42)	5

Total net deposits	(1,493)	(575)	(160)	1,652	N.M.	(3,331)	1,735	N.M.
Total net deposits excl. institutional guaranteed products	1,980	857	131	352	N.M.	3,928	1,229	N.M.

EMPLOYEE NUMBERS
	At Sept. 30, 2009	At Dec. 31, 2008
Number of employees	29,032	31,425

VALUE OF NEW BUSINESS AND IRR

		VNB EUR	VNB EUR		VNB EUR		VNB EUR	VNB EUR
EUR millions, after tax	Notes	Q3 2009	Q2 2009%		Q3 2008%		Ytd 2009	Ytd 2008%
Americas		63	66	(5)	109	(42)	207	288	(28)
The Netherlands		51	36	42	8	N.M.	118	31	N.M.
United Kingdom		34	45	(24)	57	(40)	136	174	(22)
Other Countries		21	34	(38)	32	(34)	90	112	(20)

Total		169	181	(7)	206	(18)	551	604	(9)

		IRR %	IRR%		IRR%
EUR millions, after tax	Notes	Q3 2009	Q2 2009		Q3 2008
Americas		12.1	11.1		12.3
The Netherlands		21.8	29.5		11.5
United Kingdom		13.4	13.8		13.6
Other Countries		37.6	39.5		45.5

Total		18.5	21.9		17.7

MODELED NEW BUSINESS, APE AND DEPOSITS
		Premium business APE					Premium business APE
EUR millions	Notes	Q3 2009	Q2 2009%		Q3 2008%		Ytd 2009	Ytd 2008%
	11
Americas		251	245	2	255	(2)	762	817	(7)
The Netherlands		87	44	98	55	58	209	225	(7)
United Kingdom		247	261	(5)	371	(33)	820	1,173	(30)
Other Countries		60	104	(42)	89	(33)	278	296	(6)

Total		645	654	(1)	769	(16)	2,068	2,511	(18)

		Deposit business Deposits					Deposit business Deposits
EUR millions	Notes	Q3 2009	Q2 2009%		Q3 2008%		Ytd 2009	Ytd 2008%
Americas		4,367	5,112	(15)	8,808	(50)	14,731	21,432	(31)
Other Countries		95	186	(49)	24	N.M.	417	75	N.M.

Total		4,462	5,298	(16)	8,832	(49)	15,148	21,507	(30)

VNB/PVNBP SUMMARY
		Premium business				Premium business
		VNB	PVNBP	VNB/ PVNBP	VNB/ APE	VNB	PVNBP	VNB/ PVNBP	VNB/ APE
EUR millions	Notes	Q3 2009%			%	Ytd 2009%			%
	12
Americas		33	1,158	2.9	13.2	98	3,495	2.8	12.8
The Netherlands		51	553	9.2	58.7	118	1,552	7.6	56.6
United Kingdom		34	1,645	2.1	13.6	136	5,288	2.6	16.6
Other Countries		19	382	4.9	31.3	90	2,134	4.2	32.2

Total		137	3,737	3.7	21.2	441	12,469	3.5	21.3

		Deposit business				Deposit business
		VNB	PVNBP	VNB/ PVNBP	VNB/ Deposits	VNB	PVNBP	VNB/ PVNBP	VNB/ Deposits
EUR millions	Notes	Q3 2009%			%	Ytd 2009%			%
	12
Americas		30	6,965	0.4	0.7	110	19,852	0.6	0.7
Other Countries		3	257	1.0	2.8	—	924	—	—

Total		32	7,221	0.4	0.7	110	20,776	0.5	0.7

Notes:

1)

Certain assets held by AEGON Americas, AEGON The Netherlands and AEGON UK are carried at fair value, and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on these assets. Based on current holdings and asset class returns, the long-term expected return on an annual basis is 8-10%, depending on the asset class, including cash income and market value changes. The expected earnings from these asset classes are net of DPAC where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products, and any over- or underperformance compared to management’s expected return is excluded from underlying earnings. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON the Netherlands and Variable Annuities Europe (included in Other countries) are excluded from underlying earnings.

The Holding includes certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The change in AEGON’s credit spread resulted in a loss of EUR 27 million in Q3 2009 on the fair value movement on these bonds.

2)	Net income refers to net income attributable to equity holders of AEGON N.V.
3)	New life sales is defined as new recurring premiums + 1/10 of single premiums.
4)	Deposits on and off balance sheet.
5)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares and the revaluation reserve.
6)

In order to maintain consistency in definitions, starting in the fourth quarter 2008, the net impact of the fair value movements of guarantees and the related hedges in the Netherlands has been excluded from underlying earnings. Previously, differences in fair value between guarantees and related hedges, referenced as hedge ineffectiveness, were reported in gain/losses on investments. Results from previous years have been adjusted.

7)	Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate.
8)	All ratios exclude AEGON’s revaluation reserve.
9)	Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax.

There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

10)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

11)	APE = recurring premium + 1/10 single premium.
12)	PVNBP: Present Value New Business Premium.

a)	The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar I for AEGON UK), and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The methodology to calculate the ratio for the Netherlands has been adjusted to include the excess value above the technical provisions, calculated according to the local regulatory liability adequacy test, as of Q2 2009. This method has been refined in the third quarter - the comparable IGD ratio as per end of Q2 2009 would have been 194% (reported Q2 2009: 202%).
b)	The results in this release are unaudited.

Currencies

Income statement items: average rate 1 EUR = USD 1.3720 (2008: USD 1.5197).

Income statement items: average rate 1 EUR = GBP 0.8855 (2008: GBP 0.7825).

Balance sheet items: closing rate 1 EUR = USD 1.4643 (2008: USD 1.4303; year-end 2008: USD 1.3917).

Balance sheet items: closing rate 1 EUR = GBP 0.9093 (2008: GBP 0.7903; year-end 2008: GBP 0.9525).

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 29,000 people and have over 40 million customers across the globe.

Key figures - EUR	Q3 2009	Full year 2008
Underlying earnings before tax	351 million	1.6 billion
New life sales	484 million	2.6 billion
Gross deposits	6.8 billion	40.8 billion
Revenue generating investments	354 billion	332 billion
(end of period)

Contact information

The Hague, November 12, 2009

Media relations: Greg Tucker	Media conference call
+31(0)70 344 8956	8:00 am CET
gcc-ir@aegon.com	Audio webcast on www.aegon.com

Investor relations: Gerbrand Nijman	Analyst & investor call
+31 (0)70 344 8305	15:00 am CET
877 548 9668 – toll free USA only
Audio webcast on www.aegon.com
ir@aegon.com	Call-in numbers (listen only):
	USA:	+1 480 629 9822
www.aegon.com	UK:	+ 44 208 515 2302
	NL:	+31 20 796 5332

Supplements

AEGON’s Q3 2009 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on www.aegon.com.

Disclaimers

Cautionary note regarding non-GAAP measures

This press release includes certain non-GAAP financial measures: net operating earnings, operating earnings before tax, underlying earnings before tax, net underlying earnings and value of new business. The reconciliation of underlying earnings before tax and operating earnings before tax to the most comparable IFRS measures is provided on page 8. A reconciliation of (net) underlying earnings to operating earnings before tax is provided on page 23. Value of new business is not based on IFRS, which are used to report AEGON’s quarterly statements and should not be viewed as a substitute for IFRS financial measures. Reference is made to the assumptions included in AEGON’s Embedded Value 2008 Report dated May 14, 2009. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, on track, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:

- The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

- The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

¡	The frequency and severity of insured loss events;

¡	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

¡	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

¡	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

¡	Acts of God, acts of terrorism, acts of war and pandemics;

¡	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

¡	Changes in the policies of central banks and/or governments;

¡	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

¡	Customer responsiveness to both new products and distribution channels;

¡	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

¡	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

¡	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Page 28 of 28